JAMES GRANDOLFO

30/F Alexandra House | 18 Chater Road | Central | Hong Kong

T: +852.2971.4848

jgrandolfo@milbank.com | milbank.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

May 25, 2022

Re:	Okada Manila International, Inc.

Amendment No. 2 to Registration Statement on Form F-4

Filed April 22, 2022

File No. 333-262897

Dear Mr. Holt:

On behalf of UE Resorts International, Inc. (formerly known as Okada Manila International, Inc.) (the “Company”), we submit this letter concurrently with the filing of Amendment No. 3 to the Registration Statement on Form F-4 (the “Amendment No.3”) through EDGAR. Please note that the changes reflected in the Amendment No.3 primarily relate to recent updates on the Company.

We would like to request for your kind assistance in expediting review on the Amendment No.3 in light of the termination date under the Merger Agreement. We hope to call shortly to confirm no additional comments and plan to thereafter request effectiveness.

Please contact the undersigned at +852 2971 4848 should you have any questions or require further information.

Very truly yours,

/s/ James Grandolfo

James Grandolfo

cc:	Byron Yip, UE Resorts International, Inc.

Jason Ader, 26 Capital Acquisition Corp.

Xavier Kowalski, Schulte Roth & Zabel LLP